UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of  May 2016

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Dated: May 26, 2016

EXHIBIT INDEX

Exhibit No.	Description
99.1	Audit Committee Charter
99.2	Announcement entitled “Poll Results of Annual General Meeting Held on 26 May 2016”

EXHIBIT 99.1

 (Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

Audit Committee Charter

Purpose

1.	The purpose of the audit committee (the “Audit Committee”) of CNOOC Limited (the “Company”) is to assist the board of directors of the Company (the “Board”) in fulfilling its responsibilities with respect to the integrity of the financial statements of the Company, the independence, qualifications and performance of the Company's external auditors, compliance with legal and regulatory requirements and ongoing overseeing of the Company’s risk management and internal control systems and the internal audit function, and to prepare the Audit Committee report for inclusion in the annual proxy statement (where required) and such other reports as may be required under The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). The Audit Committee is also responsible for performing certain corporate governance related duties and functions.

Composition

2.	The Audit Committee shall be appointed by the Board from time to time and shall consist of not less than three non-executive directors. The majority of the Audit Committee shall be independent non-executive directors, each of whom shall meet and maintain the independence and experience requirements (if any) from time to time of the The Stock Exchange of Hong Kong Limited (the “HKEx”), the New York Stock Exchange (the “NYSE”) and the Securities and Exchange Commission (the “SEC”). The Board shall appoint a member of the Audit Committee who is an independent non-executive director as the Chairman of the Audit Committee (the “Chairman”).

Qualifications

3.	Each member of the Audit Committee shall be financially literate (in the view of the Board). At least one member of the Audit Committee shall meet the “audit committee financial expert” requirements of the SEC and at least one (who may be the same person) shall have appropriate professional qualifications or accounting or related financial management expertise meeting the requirement of the HKEx.

Meetings

4.	The Audit Committee shall meet at least twice annually, or more frequently if circumstances dictate, or act by unanimous written resolutions. At least one of these meetings shall be in person, while others may be conducted by teleconference or other means of electronic communication. Except in emergencies, all papers and/or other materials for the meeting shall be sent to all Audit Committee members at least three days before each meeting. The quorum shall be two members of the Audit Committee.

The Chairman (or in his or her absence, a member designated by the Chairman) shall preside at all meetings of the Audit Committee. The Chairman shall be responsible for leading the Audit Committee, including scheduling meetings, preparing agendas and making regular reports to the Board.

Annual General Meetings

5.	The Chairman of the Audit Committee or in his/her absence, another member (who must be an independent non-executive director) of the Audit Committee, shall attend the Company’s annual general meetings (or any adjournment thereof) and be prepared to respond to shareholders’ questions on the Audit Committee’s activities and their responsibilities.

Access

6.	The Audit Committee shall have full access to management. The Audit Committee shall meet separately, periodically, with management, with the Company's internal auditors and with the Company's external auditors to discuss any matters that the Audit Committee believes are relevant to fulfilling its responsibilities.

Minutes

7.	Full minutes of each Audit Committee meeting shall be prepared by the Company Secretary of the Company (who shall attend each meeting) and sent to all Audit Committee members in draft for comments as soon as reasonably practicable. Final versions of minutes shall be prepared and sent to all Audit Committee members as soon as practicable.

Reports

8.	The Audit Committee shall evaluate and assess the effectiveness of the Audit Committee and the adequacy of this Audit Committee Charter on an annual basis and recommend any proposed changes to the Board.

Authority

9.	The Audit Committee shall have the direct authority to compensate, assess and monitor the independence, evaluate and address any questions of resignation or dismissal of the Company's external auditors, subject to the Company's Articles of Association and the Listing Rules.

10.	Upon reasonable request, the Audit Committee shall, have the authority to seek independent professional advice with the approval of the Board at the expense of the Company.

11.	The Audit Committee is authorised to conduct or originate investigations into any matters within the Audit Committee's scope of responsibilities and all employees shall fully cooperate with the Audit Committee.

Responsibilities and Duties

General Principle

12.	The Audit Committee shall monitor the integrity of financial statements of the Company and the Company's annual report and accounts, interim report and, if prepared for publication, quarterly reports, and review significant financial reporting judgements contained in them.

Annual Audit

13.	The Audit Committee shall meet with the Company's external auditors and senior management prior to the annual audit to discuss the planning and staffing of the audit before the audit commences.

14.	The Audit Committee shall review the annual audited financial statements and discuss them with the Company’s senior management and the Company's external auditors, including the Company's “management discussion and analysis” (“MD&A”) disclosures. In connection with such review, the Audit Committee shall:

(a)	prior to its commencement, review the nature and scope of the external audit and reporting obligations, including the engagement letter. The Audit Committee must consider and ensure it understands the factors considered by the external auditors in determining their audit scope and reporting obligations. The external auditors' fees are to be negotiated by the management, and presented to the Audit Committee for review and approval annually;

(b)	discuss with the Company's external auditors all matters required to be discussed by applicable accounting standards relating to the audit including but not limited to:

(i)	any changes in accounting policies and practices;

(ii)	major areas entailing the exercise of judgement;

(iii)	significant adjustments resulting from the audit;

(iv)	the “going concern” assumption and any qualifications (if applicable);

(v)	compliance with accounting standards;

(vi)	compliance with Listing Rules and the requirements of the HKEx, the SEC and the NYSE and any other applicable legal requirements in relation to financial reporting;

(vii)	any analyses or other written communications prepared by management and/or the external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative Generally Accepted Accounting Principles (the “GAAP”) methods on the financial statements; and

(viii)	any major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles.

(c)	review with the Company's external auditors any problems or difficulties encountered in the course of their audit, including any material change in the planned audit work and any restrictions placed on the scope of such work, and management's response.

Based on its review of the audited financial statements, the Audit Committee shall make its recommendation to the Board as to the inclusion of the Company's audited financial statements in the Company's Annual Report to the shareholders as well as its annual report on Form 20-F to be filed with the SEC.

15.	The Audit Committee should consider any significant or unusual items that are, or may need to be, reflected in the annual and interim financial reports and, if prepared for publication, quarterly reports, and it should give due consideration to any matters that have been raised by the Company’s qualified accountant, compliance officer or external auditors.

16.	The Audit Committee shall adopt, and annually review, an “audit and non-audit services pre-approval policy” to ensure external auditor’s independence. The policy shall set forth its procedures for pre-approving audit services and permitted non-audit services as well as procedures for establishing annual budgets for pre-approved services. The Audit Committee should report to the Board, identifying and making recommendations on any matters where action or improvement is needed.

General Matters

17.	The other authorities and duties of the Audit Committee shall be to:

(a)	consider the appointment of the Company's external auditors, the proposed audit fee and engagement terms, and any questions of resignation or dismissal; be primarily responsible for making recommendations to the Board on the appointment, reappointment and removal of the external auditors, as well as approval of the remuneration and terms of engagement of the external auditors, and any questions of resignation or dismissal of the external auditors; where the Board disagrees with the Audit Committee's view on the selection, appointment, resignation or dismissal of the external auditors, the Board shall arrange for the Corporate Governance Report in the Annual Report to include an explanation of the Audit Committee's view and the reasons why the Board has taken a different view;

(b)	be familiar with the financial reporting principles and practices applied by the Company and its subsidiaries (the “Group”) in preparing its financial statements and review with the Company's external auditors and management the Group’s financial and accounting policies and practices on an annual basis;

(c)	evaluate the cooperation received by the external auditors, including their access to all requested records, data and information; obtain the comments of management regarding the responsiveness of the external auditors to the Group's needs; inquire of the external auditors as to whether there have been any disagreements with management; discuss problems and reservations arising from audits, and any matters the internal or external auditors may wish to discuss (in the absence of management where necessary);

(d)	review the annual and interim financial reports and, if prepared for publication, quarterly reports, prior to approval by the Board, with particular focus on:

(i)	any changes in accounting policies and practices;

(ii)	major judgemental areas;

(iii)	significant adjustments resulting from the audit;

(iv)	the going concern assumption and any qualifications;

(v)	compliance with accounting and auditing standards; and

(vi)	compliance with the Listing Rules and the requirements of the HKEx, the SEC and the NYSE and any other applicable legal requirements in relation to financial reporting;

Members of the Audit Committee must liaise with the Board, senior management and external auditors at least twice a year to discuss the results of the audit and matters set out above.

(e)	discuss with the external auditors any recommendations arising from the audit (if necessary or desirable in the opinion of the Audit Committee in the absence of management); and review the draft management letter for any material queries raised by the external auditor to the management in respect of the accounting records, financial accounts or systems of control including management's response to the points raised both in terms of content and timing, and ensure that the Board will provide a timely response to the issues raised in the external auditor’s management letter;

(f)	agree with the Board the Company's policy on hiring employees or former employees of the external auditors and monitoring the applications of those policies. The Audit Committee shall consider whether as a result of such hiring there has been or appears to be any impairment of the auditor's judgment or independence for the audit;

(g)	establish procedures for the receipt, retention and treatment of complaints from the Company's employees (including confidential anonymous submissions) and review arrangements employees of the Company can use, in confidence, to raise concerns about possible improprieties in financial reporting, internal control or other matters. The Audit Committee shall ensure proper arrangements are in place for fair and independent investigation of these matters and for appropriate follow-up action;

(h)	act as the key representative body for overseeing the Company's relations with the external auditor;

(i)	establish a whistleblowing policy and system for employees and those who deal with the Company, e.g. customers and suppliers, to raise concerns, in confidence, with the Audit Committee about possible improprieties in any matter related to the Company.

(j)	consider other topics by the Board may request from time to time; and

(k)	appraise the Board of significant developments in the course of performing the above duties.

18.	Non-audit services proposed to be provided by the external auditors are subject in particular to the approval by the Audit Committee in accordance with the Listing Rules and applicable United States securities laws, including the SEC and NYSE rules concerning the independence of external auditors.

Risk Management and Internal Control

19.	The Audit Committee shall oversee and monitor the risk management and internal control systems of the Company on an ongoing basis and review with the Company’s external auditors and management periodically, not less than annually, the scope, adequacy and effectiveness of the Company’s corporate accounting and financial controls, risk management and internal control systems, and any related significant findings regarding risks or exposures and consider recommendations for improvement of such controls. The review should cover all material controls, including financial, operational and compliance controls. In conducting annual review, the Audit Committee should, in particular, consider:

(a)	the changes, since the last annual review, in the nature and extent of significant risks, and the Company’s ability to respond to changes in its business and the external environment;

(b)	the scope and quality of management’s ongoing monitoring of risks and of the internal control systems, and where applicable, the work of its internal audit function and other assurance providers;

(c)	the extent and frequency of communication of monitoring results to the Audit Committee (or to the board) which enables it to assess control of the Company and the effectiveness of risk management;

(d)	significant control failings or weaknesses that have been identified during the period. Also, the extent to which they have resulted in unforeseen outcomes or contingencies that have had, could have had, or may in the future have, a material impact on the Company’s financial performance or condition; and

(e)	the effectiveness of the Company’s processes for financial reporting and Listing Rule compliance.

20.	The Audit Committee shall discuss the risk management and internal control systems with management to ensure that management has performed its duty to have effective systems. This discussion should include the adequacy of resources, staff qualifications and experience, training programmes, and budget of the Company’s accounting, internal audit and financial reporting functions.

21.	The Audit Committee shall consider major investigation findings on risk management and internal control matters as delegated by the Board or on its own initiative and management’s response to these findings.

22.	The Audit Committee shall review the Company's internal audit function*, ensure co-ordination within the Group and between the Company's internal and external auditors, and ensure that the internal audit function is adequately resourced and has appropriate standing within the Company and to review and monitor its effectiveness.

* An internal audit function generally carries out the analysis and independent appraisal of the adequacy and effectiveness of the Company’s risk management and internal control systems so as to add value and improve the Company’s operations. Internal audit function helps the Company accomplish its objectives by bringing a systematic, disciplined approach to evaluate and improve the effectiveness of risk management, control, and governance processes.

23.	The Audit Committee shall report to the Board any suspected frauds and irregularities, failures of the risk management and internal control systems or suspected infringements of laws, rules and regulations which come to its attention and are of sufficient importance to warrant the attention of the Board and review the findings of internal investigations into any suspected frauds or irregularities or failures of risk management and internal controls or infringements of laws, rules and regulations in relation to financial reporting.

24.	The Audit Committee shall report to the shareholders it has conducted the review of its risk management and internal control systems and the effectiveness of the internal audit function in the year in the Corporate Governance Report and ensure other disclosure requirements in relation to how the Company has complied with the risk management and internal control code provisions as set out in the “Corporate Governance Code and Corporate Governance Report” of the Listing Rules are fulfilled.

Evaluation of Company's External Auditors

25.	The Audit Committee shall obtain confirmation and assurance as to the Company's external auditors' independence including a requirement that the Company's external auditors submit to the Audit Committee on a periodic basis, not less than annually, a formal written statement delineating all relationships between the Company's external auditors and the Company, as well as a summary of all services provided by the Company's external auditors or any related firm or company and the fees charged for such services. The Audit Committee shall review and monitor the external auditors’ independence and objectivity and the effectiveness of the audit process in accordance with applicable standard, in particular, it shall review any disclosed relationships or services that may impact the objectivity or independence of the Company's external auditors and for taking appropriate action in response to the Company's external auditors' report to satisfy itself of their independence.

26.	The Audit Committee shall also require, obtain and review periodically, not less than annually, a report by the Company's auditor describing the auditor's internal quality control procedures and any material issues raised by the most recent internal quality control review or peer review of the auditor, or by any investigation by governmental or professional authorities within the preceding five years regarding any independent audit conducted by the auditor and the steps taken to address such issues.

Oversee Internal Audit Function

27.	The Audit Committee shall review the appointment or replacement and performance of the general manager of internal audit department.

28.	The Audit Committee shall ensure that the internal audit function is adequately resourced and has appropriate standing within the Company, and shall review and monitor the effectiveness of the internal audit function.

29.	The Audit Committee shall review and discuss with the management in charge of the internal audit the plan, including the nature and scope of internal audit activities and the relevant reporting obligations as well as the budget and staffing of the internal audit group before the audit commences. The Audit Committee shall review on a periodic basis with the general manager of internal audit department, the progress of the proposed internal audit plan, including explanations for any deviations from the original plan and any difficulties encountered in the course of their audits, including any restrictions on the scope of their work or access to required information.

30.	The Audit Committee shall review the significant reports to the management prepared by the internal audit department and the management's response to such reports.

Business Ethics and Compliance Matters

31.	The Audit Committee shall review the Company's business ethics and compliance policies, related reports and training programs as appropriate and shall also be responsible for performing the corporate governance duties set out below:

(i)	develop and recommend to the Board sets of corporate governance policies and practices and periodically review and assess the adequacy of the corporate governance policies of the Company and recommend any proposed changes to the Board for approval;

(ii)	review and monitor the Company's policies and practices on compliance with legal and regulatory requirements and make recommendations to the Board in that regard;

(iii)	develop, review and monitor the Code of Ethics for Directors and Senior Officers and make recommendations to the Board in that regard; and

(iv)	review the Company's compliance with the Corporate Governance Code and Corporate Governance Report of the Listing Rules and disclosure in the Corporate Governance Report and make recommendations to the Board in that regard.

Other Matters

32.	The Audit Committee shall regularly report to the Board. It is not the duty of the Audit Committee to draft financial statements, plan or to conduct audits or to determine that the Company's financial statements are complete and accurate. The management is responsible for drafting the Company's financial statements, and the Company's external auditors are responsible for auditing those financial statements. The Audit Committee shall be entitled to rely on (i) the judgment of those persons and organisations within and outside the Company that it receives information from and (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organisations.

33.	The Audit Committee may also be required to consider and report on topics designated by the Board from time to time.

34.	The Audit Committee shall be provided by the Company with sufficient resources to perform its duties.

Adoption

This Audit Committee Charter was approved and adopted by the Board on 26 May 2016.

EXHIBIT 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

POLL RESULTS OF ANNUAL GENERAL MEETING

HELD ON 26 MAY 2016

The AGM was held at the Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on 26 May 2016 at 3:30 p.m., at which all the ordinary resolutions (as proposed) were duly passed by the Shareholders by way of poll.

Reference is made to the Notice of the 2015 Annual General Meeting and the explanatory statement of CNOOC Limited (the “Company”) in respect of the proposed general mandates to issue shares and buy back shares and proposed re-election of directors dated 6 April 2016 (collectively the “Notices and Explanatory Statement”). Unless otherwise specified in this announcement, terms used herein shall have the same meanings as defined in the Notices and Explanatory Statement.

POLL RESULTS AT THE AGM

The annual general meeting of the Company (the “AGM”) was held at the Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on 26 May 2016 at 3:30 p.m.. The Board is pleased to announce that all the ordinary resolutions (as proposed) were duly passed by the Shareholders by way of poll at the AGM.

As at the date of the AGM, the total number of Shares in issue was 44,647,455,984. There is no Shareholder that is materially interested in any of the proposed resolutions at the AGM, and therefore none of the Shareholder is required to abstain from voting in respect of the relevant resolutions. Accordingly, the total number of Shares entitling the Shareholders to attend and vote in respect of the relevant resolutions at the AGM was 44,647,455,984. There were no Shares in respect of which their holders were entitled to attend and abstain from voting in favor of, or were required to abstain from voting on any of the relevant resolutions at the AGM, under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The vote-taking at the AGM was scrutinized by representatives from Hong Kong

Registrars Limited. The results of the poll at the AGM were as follows:

Ordinary Resolutions		Number of votes (%)
		For	Against
A1.	To receive and consider the audited financial statements together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2015.	99.995298	0.004702
A2.	To declare a final dividend for the year ended 31 December 2015.	99.998961	0.001039
A3.	To re-elect Mr. Li Fanrong as an Executive Director of the Company.	99.657473	0.342527
A4.	To re-elect Mr. Lv Bo as a Non-executive Director of the Company.	99.300201	0.699799
A5.	To re-elect Mr. Chiu Sung Hong who has served the Company for more than nine years as an Independent Non-executive Director of the Company.	99.228627	0.771373
A6.	To authorise the Board of Directors to fix the remuneration of each of the Directors.	99.737088	0.262912
A7.	To re-appoint Deloitte Touche Tohmatsu as the independent auditors of the Company and its subsidiaries, and to authorise the Board of Directors to fix their remuneration.	99.855157	0.144843
B1.	To grant a general mandate to the Directors to buy back shares in the capital of the Company not exceeding 10% of the total number of issued shares of the Company as at the date of passing of this resolution.*	99.986822	0.013178
B2.	To grant a general mandate to the Directors to issue, allot and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company which would or might require the exercise of such power, which shall not exceed 20% of the total number of issued shares of the Company as at the date of passing of this resolution.*	80.316931	19.683069
B3.	To extend the general mandate granted to the Directors to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company by the aggregate number of shares bought back, which shall not exceed 10% of the total number of issued shares of the Company as at the date of passing of this resolution.*	80.886751	19.113249

* The full text of the Resolutions is set out in the Notice of Annual General Meeting which is included in the Circular of the Company despatched to shareholders of the Company on 6 April 2016.

By Order of the Board CNOOC Limited Li Jiewen Joint Company Secretary

Hong Kong, 26 May 2016

As at the date of this announcement, the Board comprises the following:

Executive Directors Li Fanrong Wu Guangqi Non-executive Directors Yang Hua (Chairman) Lv Bo	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch